SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 14, 2007

NOKIA CORPORATION

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated March 14, 2007: Nokia Siemens Networks will begin operations on April 1, 2007

PRESS RELEASE

March 14, 2007

Nokia Siemens Networks will begin operations on April 1, 2007

Espoo, Finland - Nokia and Siemens announced today that Nokia Siemens Networks will start operations on April 1, 2007. Nokia and Siemens are contributing their respective carrier networks businesses and corresponding assets into this new 50:50 company. Both parties have agreed to increase their respective net asset contributions to the new company, with Siemens to contribute EUR 2.4 billion and Nokia to contribute EUR 1.7 billion. With its global scale and size, Nokia Siemens Networks is in a great position to play an industry leading role by developing innovative, cost-efficient products and services. Nokia Siemens Networks will have one of the world’s best R&D teams, who will advance the development of product platforms and services for next-generation fixed and mobile networks.

“In the consolidating telecommunications market Nokia Siemens Networks will offer customers cost-saving, leading-edge solutions that will also optimally meet their needs with regards to convergence,” said Nokia CEO Olli-Pekka Kallasvuo.

This view is shared by Klaus Kleinfeld, President and CEO of Siemens AG. “With the launch of Nokia Siemens Networks, a strong leader with excellent growth potential is entering the top league of the telecommunications market. In taking this step, we are dramatically strengthening our market position and creating sustainable value.”

Nokia Siemens Networks will set the highest standards of ethics and integrity. Based on the results of a pre-closing compliance review, Nokia and Siemens have reached an agreement on compliance and control processes that are meant to become a benchmark for the entire industry. Since Nokia will consolidate the financial results of Nokia Siemens Networks, both companies have agreed that the compliance processes will be based on Nokia’s system and practices. In addition to a strong Finance and Control organization with centralized reporting systems and robust internal control processes, Nokia Siemens Networks will have an expanded compliance program including training programs and defined approval processes for governmental business and for engaging third party consultants in the sales process. Nokia Siemens Networks has zero tolerance for financial or other business misconduct and has also defined anti-corruption policies, principles and materials.

“Ethical behavior is about more than strong policies, programs and processes. It is also about company culture and individual choice. Integrity will be a prominent and deeply embedded part of the Nokia Siemens Networks culture,” said Simon Beresford-Wylie, CEO of Nokia Siemens Networks.

As communicated previously, the board of Nokia Siemens Networks will consist of seven members. Nokia President and CEO, Olli-Pekka Kallasvuo, will chair the board and Siemens CEO, Klaus Kleinfeld, will act as the vice-chair. The other members of the board are the head of Nokia Operational Human Resources, Juha Äkräs; Siemens CFO, Joe Kaeser; member of the Siemens managing board, Eduardo Montes; head of Nokia Technology Platforms, Niklas Savander; and Nokia CFO, Rick Simonson.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Further information is available at www.nokia.com.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.

Forward-looking disclaimer

Nokia disclaimer

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12)  our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic  or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.”

Siemens disclaimer

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Media Enquiries:

Siemens
Dr. Constantin Birnstiel
Tel. +49 89 636 36669
E-mail: constantin.birnstiel@siemens.com

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2007		Nokia Corporation
	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel